

August 12, 2010

Michael W. Brennan
Chief Executive Officer
Micro Imaging Technology, Inc.
970 Calle Amanecer, Suite F
San Clemente, CA 92673

> **Re: Micro Imaging Technology, Inc.**
> **Amendment No. 3 to Form S-1**
> **Filed July 29, 2010**
> **File No. 333-166629**

Dear Mr. Brennan:

We have reviewed your amended filing and response letter dated July 28, 2010 and have the following comment. References to prior comments in this letter relate to comments in our letter dated July 23, 2010.

Part II

Item 15. Recent Sales of Unregistered Securities, page 43

1.   In response to prior comment 2, you indicate that Dutchess has the right to demand that you redeem the 750,000 shares for $15,000 cash under certain circumstances. As an initial matter, disclosure on page 10 continues to indicate that the redemption right belongs to you, rather than Dutchess. Please revise. Furthermore, given that Dutchess apparently has a right to force redemption of these shares, please tell us how you view the sale of these shares as sufficiently complete so as to enable the registration of their resale. For guidance, refer to Question 139.11 of our Compliance and Disclosure Interpretations relating to Securities Act Sections. Finally, please tell us your analysis as to how Dutchess' redemption right affects the applicability of our position on equity line financings. For guidance, refer to Question 139.13 of our Compliance and Disclosure Interpretations relating to Securities Act Sections.

Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Stephani Bouvet at (202) 551-3545 if you have any questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3503.

Sincerely,

David L. Orlic
Staff Attorney

cc: Via facsimile: (310) 312-6680
        Christopher H. Dietrich, Esq.
        Dietrich & Mazarei, LP